April 27, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (214)756-8623

Robert D. Graham
Vice President
Kronos International, Inc.
5430 LBJ Freeway
Dallas, TX 75240-2697

Re: 	Kronos International, Inc.
	Form S-4 filed March 30, 2005
	Form 10-K for the year ended December 31, 2004
		File Nos. 333-123680 and 333-100047

Dear Mr. Graham:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-4 FILED MARCH 30, 2005

General

1. Are you relying on the Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1989)? If so, provide us a supplemental letter with your next amendment that states you are registering the exchange offer in reliance upon this no-action letter and include the representations substantially in the form found in the Morgan Stanley
& Co., Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993).

2. We note that according to the post-effective amendment to your earlier registration statement relating to the exchange offer for the initial notes, the holders of E5,585,000 of initial notes did not tender in that exchange offer, which expired on November 18, 2002. Please tell us supplementally how you will distinguish holders of the old notes from holders of the initial notes if those holders attempt to tender in this offer.

3. As currently represented, the offer could be open for less than
20
business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

4. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

5. Please consider adding to your summary an organizational chart that shows your company structure.

Prospectus Summary, page 1

6. Please discuss your fixed charge coverage ratio. In this connection, please note that as disclosure required by Item 503 of Regulation S-K, your ratio of earnings to fixed charges should appear in the forepart of your prospectus, or at least under the caption, Selected Financial And Other Data, found on page 27. See introductory language in Item 3 of Form S-4.

7. It appears that some of your information is taken verbatim from the disclosures in your parent`s Form 10-K for the year ended December 31, 2004. For example, your parent states that it has over
4,000 customers. Please confirm that no changes need be made with respect to any information that repeats from your parent`s Form 10-K.

8. Your summary should inform readers that the majority of the registrant`s operating cash flows are generated by your subsidiaries, and that no subsidiaries guarantee the repayment of the notes. We note your risk factor on page 11 and your disclosure on page 57.

9. Please disclose your sales in 2004 so that readers may appreciate your disclosures concerning sales of TiO2, ilmenite sales, sales of iron-based chemical products and sales of titanyl sulfate products.

Ranking, page 6

10. Please update your disclosures and quantify as of the most recent practicable date the amount of debt that is senior, equal and junior to these notes. Also quantify the extent to which you may incur additional senior indebtedness through your revolving credit facility.

Security, page 6

11. Please name the first-tier subsidiaries here or provide a cross-reference to where you name these subsidiaries later in your document.

Optional Redemption, page 6

12. You indicate that at any time on or before June 30, 2005, you can choose to redeem up to 35% of the outstanding notes. Given that it is currently within 90 days of June 30, 2005, please disclose and explain your current plans with regards to this optional redemption.
We note that Kronos Worldwide has filed a $100 million shelf registration statement that became effective March 3, 2005 that would permit an equity offering whose proceeds could be used to conduct the optional redemption.

Change of Control Offer, page 7

13. Please indicate that you may not have enough cash to redeem the notes at a premium.

Risk factors, page 8

14. Under distinct risk factor subheadings, please discuss the risks that:

	*	Investors may not be able to determine when a change of
control giving rise to their right have the exchange notes repurchased by the company has occurred following a sale of "substantially all" of the company`s assets; and

	*	The company can enter into transactions like
recapitalizations, reorganizations and other highly leveraged transactions that do not constitute a change of control but that could adversely affect the holders of the notes.



Servicing our debt requires a significant amount of cash, page 10

15. Please state your current annual debt service payment obligations.

Covenant restriction under our subsidiaries` credit facility and the indenture may limit our ability to operate our business, page 10

16. Please confirm to us supplementally that you are in compliance with all of the terms of your outstanding debt and required ratios.
In the event you are not in compliance, please disclose the terms you do not meet and potential consequences.

17. Please briefly expand on the risks associated with your cross-default provisions.

We may not have the ability to raise the funds necessary. . .
,page
11

18. Please clarify that if you fail to repurchase the notes tendered with a change of control, this also would constitute an event of default under the indenture.

As a global business, we are exposed to local business risks. . ., page 12

19. You list a variety of risks concerning your international operations. Describe with greater specificity the risks that arise from your operations in specific foreign markets. What are the company`s material risks?

Disclosure Regarding Forward-Looking Statements, 15

20. Please remove the reference to the Private Securities
Litigation
Reform Act, as it does not apply to statements made in connection with a tender offer.

Terms of the Exchange Offer, page 17

21. You reserve the right "to delay the acceptance of any old notes."
Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

22. We also note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period necessary so that at least five business days remain in the offer following notice of the material change.

23. We note the disclosure on page 18 indicating that you will issue new notes or return any old notes not accepted for exchanges "as promptly as practicable" after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

24. Please advise us as to how oral notice of an extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Conditions to the Exchange Offer, page 18

25. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange.
Please revise the language that precedes the bullets accordingly.

26. Please revise to explain what governmental approvals are necessary in order to consummate the exchange offer.

Procedures for Tendering, page 19

27. Waivers of conditions must apply equally to all noteholders.
Accordingly, please revise your disclosure on page 20 in the paragraph that carries over onto page 21. This comment also applies to your Instruction 10 in your transmittal letter.

28. We note your disclosure in the fourth bullet point of the top set of bullets on page 21. This gives the impression that affiliates of the company may participate in the exchange offer, but would not be able to rely on the Exxon Capital line of letters and therefore would have to comply with applicable registration and prospectus delivery requirements. There is similar language in the letter of transmittal. Based on historical no-action positions, it does not appear that affiliates can participate in the exchange offer. Please revise accordingly.

Management`s Discussion and Analysis, page 28
Executive Summary, page 29

29. Please revise to explain why you "currently expect income from operations will be higher in 2005 compared to 2004."

Outlook, page 32

30. Please revise to describe your "debottlenecking programs."

31. Update the disclosure under the above caption, if applicable, to discuss price increases which become effective April 1, 2005 as disclosed in the Kronos Worldwide Form 8-K for March 15, 2005. In general, and as applicable, discuss the reasonably expected impact of know events. With regard, to past recent price increases, discuss the impact of these increases on historical results.

Cash, Cash Equivalents, Restricted Cash and Restricted Marketable
Debt, page 39

32. Please update your disclosure here as to whether you have received a renewal on your European Credit Facility that expires
June
2005.

33. Please revise to disclose your liquidity on a short term and long term basis. We note your disclosure on page 39, but do not see where you have given readers any time estimates. Refer to Item 303(a) of
Regulation S-K, instruction 5.

Contractual Commitments, page 40

34. The table does not appear to reflect contractual purchase commitments. Please revise or advise, as appropriate. We note that contractual commitments are mentioned in the paragraphs that precede and following the table, but the table does not appear to reflect the contractual purchase commitments.

Business, page 43

35. Please state the date of your incorporation.

Manufacturing Process and Raw Materials, page 44

36. The second paragraph on this page discloses that raw materials were purchased for the various plants. Disclose a table, as requested for the 2004 10-K filing, listing the quantities of raw materials procured or mined to supply the Sulfate and Chloride operations. Segregate these raw materials in the table as slag, beach sands concentrate, or mined materials (internal and external) and list general specifications.

Management, page 48

37. If one or more of the directors serves as a director or officer of other similar companies involved in mineral processing and these other companies participate in the same or similar properties as those in which Kronos has an interest, one or more of the directors may have a conflict of interest or be a party to communications that affect pricing. Disclose how these potential conflicts of interest and communication issues are resolved, and provide a risk factor that outlines possible conflicts of interests and the possible adverse consequences.


Legal Matters, page 48

38. Please revise your disclosures here to describe briefly any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the registrant or any of its subsidiaries is a party or of which any of their property is the subject. You may then delete the cross-reference.

Description of the New Notes, page 55

39. Under Rule 421(b) of Regulation C, you must avoid copying complex information directly from the underlying indenture without any clear and concise explanation of this information. It appears that you took much of the language here directly from the underlying indenture. Rewrite this disclosure to comply with Rule 421(b) of Regulation C. See the sample prospectus Latham & Watkins prepared for high-yield debt offerings. Latham & Watkins worked on this sample with the staff for compliance with Rule 421(b). In your prospectus, comply with Rule 421(b) to the same extent this sample prospectus does.

Certain Covenants, page 59

40. Please revise to state, if true, that you have described the material financial and other restrictive covenants.

Certain Definitions, page 74

41. Please review this section and delete terms whose meanings are generally understood or are obvious from context. A few examples include "Common Stock," "GAAP" and "Person."

Book-Entry, Delivery and Form, page 90
Global Note, page 90

42. Revise the first sentence under this subheading to delete the language "solely as a matter of convenience" and to otherwise remove the implication that you do not have responsibility for the information in this section.

Certain Tax Considerations, page 93

43. Please delete the term "certain" in this subheading. You are required to disclose all material tax consequences. Please make corresponding changes in your table of contents.

44. We note your use of the terms "summary" and "summarized" throughout this tax discussion. If you file a short-form tax opinion, you will need to revise to delete these terms and state here that this discussion is Locke Liddell & Sapp`s opinion.

45. Please delete the word "some" in the first sentence. You are required to disclose all material tax consequences.

46. Please also delete the phrase "of a general nature" in the first sentence of the first paragraph on page 94, as it may suggest to investors that they cannot rely on this disclosure in making their investment decision.

Exchange of Notes, page 94

47. We note your use of "should" in the first three bullets under this subheading. Is there doubt concerning these tax consequences?
If so, please explain why counsel cannot give a "will" opinion, describe the degree of uncertainty in this discussion and provide risk factor disclosure setting forth the risks to investors.

Legal Matters, page 102

48. Please state that Locke Liddell & Sapp has passed on the enforceability of the company`s obligations under the exchange notes.

Undertakings

49. Please revise your undertakings (a)(1)(ii) and (iii) to mirror the language in Item 512 of Regulation S-K. You are missing the word
"offered" in the parenthetical in (ii) and the word "not" in
(iii).

Exhibit 5.1 - Legal Opinion

50. Please obtain a revised legality opinion that includes the file number for the registration statement.

51. We note that you are incorporated in Delaware and the governing law of your Indenture is New York. Please have counsel revise the legal opinion so that it does not exclude Delaware or New York law and deletes the penultimate paragraph.

52. Please have counsel delete from the fourth to last paragraph the assumption in (ii)(B) as to the enforceability of the waiver included in Section 4.6 of the indenture.

Exhibit 8.1 - Tax Opinion

53. If you wish to use a short form tax opinion, please delete your statement "a fair and accurate summary" in the carry-over paragraph on page 2. A short-form legal opinion must state that the discussion in the prospectus is counsel`s opinion.

Exhibit 12.1

54. Please file exhibit 12 showing the computation. We note that exhibit 12.1 shows the computation of the ratio of earnings to combined fixed charges and preferred dividends.

Exhibit 21.1 - Subsidiaries of the Registrant

55. Your Annual Report on Form 10-K for the period ended December
31,
2004 does not contain an Exhibit 12.1 or a list of subsidiaries. Please revise to file this required exhibit. We note your Form 10-K cover page disclosure that you meet the conditions of General Instruction I to Form 10-K.

Exhibit 99.1 - Letter of Transmittal

56. Delete the language in the letter of transmittal requiring the note holder to acknowledge that it has "reviewed" the Prospectus.

Signatures

57. Please revise to identify your principal executive officer.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004

58. Please apply the following comments to your filing on Form S-
4,
as appropriate.

Financial Statements

59. We note that the notes being registered will be secured by pledges in favor of 65% of the stock or other interests of certain of your first-tier subsidiaries. These subsidiaries are not specifically identified on pages 6, 9 or page 57. Although it is our understanding that the subsidiaries are, Kronos Titan GmbH (TG) and
Kronos Demark Aps (KDK). Please clarify your disclosure to specifically identify the first tier subsidiaries whose stock is pledged as collateral. You have included the financial statements of
Kronos Titan GMBH and Subsidiary and Kronos Denmark APS and Subsidiaries as required by Rule 3-16 of Regulation S-X. For each of your first tier subsidiaries, please provide us with your significance tests under Rule 3-16 of Regulation S-X demonstrating that your first tier subsidiaries are not significant in excess of the 20% level. If you determine that one or more additional first tier subsidiaries exceed the 20% level, please amend your Form 10-K to include the required separate financial statements for each entity. See Rule 3-16(a) and (b) of Regulation S-X. Based upon the information found in Note 2 of Schedule I, we assume no additional financial statements are required.

General

60. Insert a small-scale map showing the location and transportation access to the property. Illustrate the processing facility locations and loading terminals. Note that SEC`s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

Business, page 2

61. The first paragraph on page 5 of the filing discloses that Kronos
International Inc has sufficient reserves at the Hauge i Dalane mine for 20 years production. Industry Guide 7 requires that disclosure of information concerning production, reserves, locations and nature of the mineral interests. Reserves are defined as that part of a mineral deposit that can be economically and legally extracted or produced at a profit at the time of reserve determination. Industry
Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Disclose the following information in a table in the document for each mine or quarry:
* Site name and location.
* Land ownership or lease status - date lease expires.
* Conditions that must meet in order to obtain or retain title to the property.
* Proven & Probable reserves, three years annual production
(tonnage
and grade).
* A brief description of the rock formations and mineralization of existing or potential economic significance on the property. Exploration program development.
* Provide a description of the mining operation, equipment, transportation access, and other infrastructure or processing facilities.
* Provide the age, details as to modernization & physical condition of the plants and equipment, including subsurface improvements and equipment, if any.
* Number of years until reserve depletion at current production rates.
* The total cost of the property incurred to date and planned future costs.
* The source of power that can be utilized at the property.

Include only material that can be produced during the life of the lease for reserves that are leased. Also include only those materials with environmental permits for extraction.

62. The second paragraph of page 6 refers to Kronos US, Inc.
("KUS")
a wholly-owned subsidiary of Kronos. Provide a diagram of the ownership structure, within the filing, of Kronos International Inc.
Include all subsidiaries of Kronos Worldwide Inc., Kronos US Inc., Kronos Canada, Inc., Kronos Titan GmbH, Rheox, Unterstutzungskasse Kronos Titan, BmbH, Kronos Chemie, Kronos World Services, Valhi, Inc,
NL Industries, and Contran Corporation.

Management`s Discussion and Analysis, page 12

63. The last paragraph on page 14 discussed the selling prices of TiO2 and how these prices changed over the last three years. Disclose a generalized, weighted-average by sales, unit price of the
TiO2 product line and explain in detail the factors that affected the price changes.

Outlook, page 18

64. The second paragraph of the section discloses the efforts made to de-bottleneck production at the facilities and increase production.
Disclose in a table, the original name plate production capacities of the facilities, indicate the present production levels in both sulfate and chloride operations, and future production goals or anticipated increased production levels.

Note 8 - Common stock and notes receivable from affiliates

65. Please disclose the specific terms of the notes receivable including but not limited to the original maturity date (December
31,
2010), payment terms for principal and interest, events of default and acceleration.

66. Please explain to the staff and include in the filing, the substantive business purpose, reason and rationale for the promissory note transaction with Kronos Worldwide. Please explain in view of the
stated maturity date why you believe and assert, "...settlement of the intercompany notes receivable is not contemplated within the
foreseeable future...".   In additional, tell us whether the
company
reasonably expects, at this time, to receive all required interest and principal payments based upon the terms of the promissory notes and how the company intends to account for interest received. If the company reasonably expects to receive all required payments and in view of the stated maturity date of December 31, 2010, please explain why the company states that settlement of the notes receivable is not contemplated within the foreseeable future. If the company does not expect to receive all required payments that point should be made clearer in both the financial statements and in managements discussion and analysis. If the company does not expect to receive all required payments, use of the cost recovery method for any payments received, whether principal or interest, would seem to be appropriate. Notwithstanding, the presentation as a contra equity account, the carrying amount of the notes receivable should be evaluated in the same manner as if presented in the balance sheet as an asset.

Note 12 - Commitments and contingencies

67. Please clarify whether you lease both the land and the
Leverkusen
facility.  It appears that you lease the land under an
approximately
99 year lease expiring in 2050, but may own the facilities located on
the land. Also, please clarify whether you rent the Leverkusen facility from Bayer AG. Please disclose the terms of the land lease and the payment terms including any escalation clauses.  You indicate
that rent for the Leverkusen facility is periodically established by
agreement with the lessor for periods of at least two years at a time. Please explain the terms of this arrangement and state specifically which lease this arrangement relates to. It is unclear whether the lease contains a formula for the determination of the lease payments beyond initial determination period or whether the lease payments beyond the initial determination period are purely a
matter of negotiation between the parties.   Please tell us how
you
are accounting for all of the leases mentioned above and provide supporting accounting literature. Explain to the staff how you accounting is in accordance with SFAS 13 and other relevant accounting literature.

68. You indicate that the minimum commitment amounts for the land lease are based on the current annual rental rate as of December 31,
2004 projected to 2050. Please tell us why you believe it is appropriate to project the minimum commitment for years beyond 2004 to 2050 on the basis of the current year rental rate when the subsequently negotiated rate is likely to be greater. We assume the current rental rates are in excess of the rates contained in the original lease dated June 21, 1952. We note that state the aggregate minimum lease payments for the currently remaining 46 year term of the lease are $25.5 million. Please tell us why this disclosure does not consider the remaining payment terms of the original lease agreement in projecting the future minimum commitment. Please tell us why you have not considered future rent increases for this lease.

Updating

69. Update the financial statements, if necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.


70. Each amendment to the registration statement should include a currently dated consent of the independent registered accountants.



*	* 	*

Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions regarding accounting comments to Ernest
Greene, Staff Accountant, at (202) 942-8091, or in his absence, to Nathan Cheney, Assistant Chief Accountant, at (202) 942-1804. Direct questions on other disclosure issues to Lesli Sheppard, Senior Staff
Attorney, at (202) 942-1887 or the undersigned at
(202) 942-1850.


			Sincerely,


					Pamela A. Long
					Assistant Director


cc:	Don M. Glendenning, Esq.
	Locke Liddell & Sapp LLP
	2200 Ross Avenue, Suite 2200
	Dallas, TX 75201

??

??

??

??

Robert D. Graham
Kronos International
Page 14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE